SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                   SCHEDULE TO
                                 (Rule 14D-100)
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                           --------------------------
                          SHELBOURNE PROPERTIES II, INC.
                       (Name of Subject Company (Issuer))

                                  Carl C. Icahn
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    821374105
                      (CUSIP Number of Class of Securities)

                            Keith L. Schaitkin, Esq.
                            Associate General Counsel
                                Legal Department,
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4350

                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on behalf of Filing Persons)

                            CALCULATION OF FILING FEE

Transaction Valuation: Not applicable     Amount of Filing Fee:  Not applicable

         / / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: Not applicable             Filing Party: Not applicable
Form or registration no.: Not applicable           Date Filed: Not applicable

         /X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         / /      third-party tender offer subject to Rule 14d-1.

         / /      issuer tender offer subject to Rule 13e-4.

         / /      going-private transaction subject to Rule 13e-3.

         / /      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

         On February 19, 2002, Carl C. Icahn issued a press release; a copy of the press release is filed as Exhibit 1 hereto and is incorporated herein by reference.

                                                                      Exhibit 1

                          Icahn Withdraws Tender Offer
                For Shares of Shelbourne Properties I, II and III

New York, NY, February 19, 2002 - Investor Carl C. Icahn today stated that he and his related companies are withdrawing the tender offers for all of the shares of Shelbourne Properties I, Inc. (AMEX: HXD), Shelbourne Properties II, Inc. (AMEX: HXE) and Shelbourne Properties III, Inc. (AMEX: HXF), which were announced on February 11, 2002.

The tender offers are being withdrawn in light of the transactions announced by the companies on February 14, 2002, in which up to an aggregate of $104 million of companies assets, was agreed to be transferred to affiliates of NorthStar Capital Investment Corp. in a related party transaction. The consummation of these transactions, among other things, violated one of the conditions of the tender offers dealing with extraordinary transactions, disclosed by Mr. Icahn in his February 11 press release. Mr. Icahn noted that he was extremely disappointed with the related party transaction, which in his opinion, among other things, was contrary to the interests of the companies and their stockholders.

--------------------------------------------------------------------------------
                                     # # # #


Contact:  Susan Gordon:  212-702-4309